

Mail Stop 4561

October 4, 2016

Alex Vetter
Chief Executive Officer
Cars.com Inc.
175 West Jackson Boulevard
Chicago, IL 60604

> **Re:** **Cars.com Inc.**
> **Registration Statement on Form 10-12B**
> **Filed September 7, 2016**
> **File No. 001-37869**

Dear Mr. Vetter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 – Information Statement

General

1.   Where appropriate, please disclose why you decided to effect the spin off at this time and the relevant factors you considered with regard to timing. Disclose any other strategic alternatives you considered and why these were not pursued. Provide more detail as to how the TEGNA board concluded that the spin-off is in the best interests of the shareholders. To the extent material, discuss the negotiation process regarding the terms and conditions of the separation, including the cash dividend from Cars.com to TEGNA as a condition to the transaction.

2.   With respect to every third-party statement in your prospectus, such as the information provided by DATALOGIX, eMarketer, Millward Brown and ComScore, please include the dates of any such reports and provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Information Statement Summary

Cars.com Inc.

Products and Services, page 9

3.   You state that your website has an "average of approximately 35 million visits each month." Please disclose the time period over which this average was calculated. Tell us what consideration you gave to disclosing the number of unique visitors for the same time period.

4.   Please revise to quantify and provide examples of the increased costs and one-time separation costs associated with the separation.

Reasons for the Separation, page 17

5.   In order to provide balanced disclosure, please expand the discussion of the potential negative factors considered in evaluating the separation. Please make corresponding changes on page 43.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 66

6.   Please consider expanding your overview to provide a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating performance. For example, consider discussing the percentage of current customers that purchase the base package subscription compared to those to that purchase product enhancements or short-term premium services. As a further example, discuss the factors that led to a decrease in traffic visits in 2016 while your revenue increased. Refer to Section III.A of SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

7.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a part of TEGNA to a publicly traded company, including paying for the associated costs of being a public company.

Liquidity and Capital Resources

Additional Information, page 76

8.   In your discussion of the adequacy of liquidity, you indicate that your requirements include investments and strategic acquisitions. Revise to address the restrictions that may limit your pursuit of strategic transactions or other transactions that will be imposed under the tax matters agreement that you will enter into prior to the distribution, as noted in the first risk factor on page 34. Refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies and Estimates, page 76

9.   Please revise to discuss the estimates and assumptions related to accounting for your share appreciation rights plan. In this regard, you should provide the following disclosures related to the value of common units underlying the stock appreciation rights:

- The methods used to determine the fair value of the common units and the nature of the material assumptions involved.

- The extent to which the estimates are considered highly complex and subjective.

- The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Relationship with TEGNA Following the Separation and Distribution, page 87

10.   Please remove the statement that the summary of each agreement in this registration statement relating to a contract or document filed as an exhibit is qualified in its entirety by reference to the full text of the agreement. If any disclosure in the registration statement is not an accurate representation of such contract or document, please revise accordingly.

11.   Please provide a materially complete description of each of the agreements with TEGNA in connection with the separation. For example, describe the obligations of TEGNA and Cars.com with respect to Cars.com's entrance into financing arrangements under the separation agreement. As a further example, specifically describe the transition services that TEGNA and its subsidiaries have agreed to provide Cars.com in the transition services agreement and any material financial terms that are associated with those

services. The additional disclosure should allow the shareholders to understand the level and extent of the inter-dependency of TEGNA and Cars.com and their reciprocal financial obligations.

12.   Please add disclosure regarding your related party transactions. We note your disclosures on pages F-10 and F-30 that Cars.com had "certain commercial agreements" with the parent company in 2014 through 2016. See Item 404 of Regulation S-K.

13.   Please disclose how you will communicate any decisions to abandon, modify or change the terms of the distribution to shareholders.

Description of Cars.com's Capital Stock

Sales of Unregistered Securities, page 101

14.   Please disclose the nature and aggregate amount of the consideration received by Cars.com in connection with the August 26, 2016 sale of 100 shares of common stock to TEGNA. Refer to Item 701(c) of Regulation S-K.

Notes to Financial Statements

Note 1 – Description of business and basis of presentation

Basis of Presentation – Successor, page F-18

15.   We note that the historical financial statements include allocations of certain TEGNA corporate expenses. Please revise to include an assertion that the allocation method is reasonable. Refer to Question 2 of Staff Accounting Bulletin Topic 1.B.1.

16.   We note from your disclosure beginning on page 45 that certain equity-based awards granted by TEGNA will be held by employees who will continue to be employed by Cars.com. Please tell us how the compensation expense and related disclosures are reflected in your financial statements. Refer to Staff Accounting Bulletin Topic 1.B.1.

Note 2 – Summary of significant accounting policies

Income taxes, page F-23

17.   We note your disclosure that no income taxes have been recognized in the historical financial statements. Please tell us what consideration you gave to the guidance in Staff Accounting Bulletin Topic 1.B.1, which indicates that the historical income statements should reflect all costs of doing business, in determining that income taxes should not be included in the separate financial statements of Cars.com LLC.

18.   We note from your disclosure on page F-14 that TEGNA Inc. acquired the remaining 73% interest of Cars.com LLC that it did not already own in 2014. Please describe to us the members of Cars.com LLC and their respective interests prior to the spin-off. Also indicate in your response the extent to which the members incurred income tax expense on behalf of Cars.com LLC.

Note 13 – Subsequent events, page F-31

19.   We note that, on August 1, 2016, your parent acquired 100% of DMR Holdings, Inc. ("DealerRater") and the financial results of DealerRater will be combined into your Cars.com business. Tell us what consideration you have given to Rule 3-05 and Article 11 of Regulation S-X.

Exhibits

20.   We note that Cars.com intends to enter into financing arrangements prior to or concurrent with the separation. Please tell us whether you intend to file these arrangements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Victor Goldfeld, Esq.
       Wachtell, Lipton, Rosen & Katz